                                                                   EXHIBIT 20.01

  GENTEK TO ACQUIRE DIGITAL COMMUNICATIONS GROUP OF PRESTOLITE WIRE CORPORATION

         HAMPTON, N.H., July 6 /PRNewswire/ -- GenTek Inc. (NYSE: GK) announced today that it has agreed to acquire the Digital Communications Group of Prestolite Wire Corporation, a privately held company, for $90 million in cash.

         Prestolite's Digital Communications Group manufactures voice- and data-quality copper and fiber-optic cable for the telecommunications industry. The group generated revenue of $72 million in 1999 and is expected to generate revenue in excess of $100 million in 2000.

         The company offers a comprehensive range of structured cabling products, including:

                  TrueNet'TM'-branded Category 5, 6 and copper cable for high bandwidth data transmission;

                  T-1/DS-1 and high-pair-count cabling for voice and data transmission in public networks;

                  Single- and multi-mode fiber-optic cables for the telecommunications market;

                  Highly engineered fiber-optic cables for use in harsh environments, military operations and other specialized applications; and

                  Hybrid fiber/copper cables for specialty and multi-media applications.

         "Prestolite's Digital Communications Group fits well with Krone, GenTek's principal telecommunications subsidiary, and will be immediately accretive to GenTek's earnings," said Paul M. Montrone, chairman and controlling shareholder of GenTek. "This combination will allow GenTek to provide complete connectivity and structured cabling systems that maximize network bandwidth and speed. We are particularly excited by the prospects for the Digital Communications Group's optical fiber division, Northern Lights Cable, which is experiencing solid growth and will add important product development capabilities to Krone's existing optical fiber activities."

         As a result of this transaction, GenTek's telecommunications segment will generate pro forma annualized sales of more than $450 million.

         In addition to being the controlling shareholder of GenTek, Mr. Montrone is also the controlling shareholder of Prestolite Wire. As such, the transaction was approved by a special committee of independent directors of GenTek. The special committee retained and was advised by Morgan Stanley & Co. Incorporated and Kirkland & Ellis. Morgan Stanley provided a fairness opinion to the committee, stating that the transaction was fair from a financial standpoint to GenTek.

         Prestolite's Digital Communications Group has been winning major digital subscriber line (DSL) infrastructure supply contracts from incumbent telecommunication service providers as well as competitive local exchange carriers (CLECs). Combining the Digital Communications Group's success in this area with Krone's connectivity expertise will position GenTek to take further advantage of the explosive growth in DSL and other broadband Internet applications worldwide.

         The combination also will enhance the marketing of Prestolite's TrueNet'TM' cabling systems, the most advanced local area network (LAN) solution on the market today. This exciting new technology has been selected by a number of Fortune 500 companies around the world for their LAN system deployments. Krone connectivity is an integral part of this high-bandwidth gigabit Ethernet system and enables the combined company to offer a turnkey local area network that provides unsurpassed network reliability and efficiency.

         Headquartered in Denver, Colo., the Digital Communications Group operates manufacturing facilities in Sidney, Neb., and North Bennington, Vt.

         Additional information regarding the synergies of this acquisition is available in the attached table.

         The acquisition of Prestolite's Digital Communications Group, GenTek's fourteenth acquisition since 1997, is expected to close during the third quarter and is subject to regulatory approval.

         GenTek Inc. is a technology-driven manufacturer of telecommunications equipment and other products. Additional information regarding GenTek can be found on the World Wide Web at www.gentek-global.com.

                                      * * *

         This announcement includes forward-looking statements. GenTek has based these forward-looking statements on its current expectations and projections about future events. Although GenTek believes that its assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. GenTek undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this announcement might not occur.

                                     Table I
                GenTek and Prestolite Digital Telecommunications
                                Product Synergies


        Krone                           Prestolite Wire                       Applications
        -----                           ---------------                       ------------
LAN System Connectivity              TrueNet'TM'-Enhanced                 High-Bandwidth Data
Solutions                            Cabling Systems                      Transmission at Gigabit
                                                                          Ethernet Speeds

Wide Area Network/Co-                DS-1/T-1 High-Speed                  Wide Area Network
Location Connectivity                Cabling Systems                      Solutions,  including those
                                                                          in public network central
                                                                          offices and co-location
                                                                          environments, for all forms
                                                                          of DSL service and other
                                                                          broadband applications

Krone'r' Optical                     Single- and Multi-Mode               Optical fiber solutions for
Connectivity and Hardware            Fiber Optic Transmission             local and wide area
                                     Cabling                              networks

Private Branch Exchange              Category 1-3 Voice                   Voice-grade Telephony
(PBX) Connectivity                   Transmission Cabling